(PROPOSED FORM OF NOTICE)

               SECURITIES AND EXCHANGE COMMISSION
               (Release No. 35 -     , 70 -     )

     Eastern Utilities Associates, a registered holding company ("EUA"), and its direct subsidiaries, Blackstone Valley Electric Company, Eastern Edison Company, EUA Cogenex Corporation, EUA Service Corporation and Newport Electric Corporation, and its indirect subsidiaries, Montaup Electric Company and TransCapacity Limited Partnership (all of the aforementioned direct and indirect subsidiaries collectively referred to as the "Subsidiaries") have filed an application-declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 42 promulgated thereunder.

     By an order dated June 15, 1995, SEC Release No. 35-26308, EUA and its direct subsidiaries, Blackstone Valley Electric Company, Eastern Edison Company, EUA Cogenex Corporation, EUA Service Corporation and Newport Electric Corporation, and its indirect subsidiaries, Montaup Electric Company and TransCapacity Limited Partnership (said direct and indirect subsidiaries being hereinafter collectively referred to as the "Subsidiaries") received authorization from the Securities and Exchange Commission to contribute to the Plan during the period ending December 15, 1997 an additional 150,000 originally issued Common Shares, or cash to be used to purchase the additional Common Shares on the open market for the purpose of making such shares available to the Plan.

     EUA and the Subsidiaries, hereby request authority to contribute to the Plan during the period ending December 15, 1999 an additional originally issued 200,000 Common Shares or cash which can be used to purchase the additional Common Shares on the open market for the purpose of making such shares available to the Plan.



     NOTICE IS FURTHER GIVEN that any interested person may, not later than __________, 1997, request in writing that a hearing be held on such matter, stating the nature of his interest, the reasons for such request, and the issues of fact or law raised by said application/declaration which he desires to controvert; or he may request that he be notified if the Commission should order a hearing thereon. Any such request should be addressed:
Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of such request should be served personally or by mail upon the applicant/declarant at the above-stated address and proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. At any time after said date the application/declaration, as filed or as it may be amended, may be granted and permitted to become effective as provided in Rule 23 of the General Rules and Regulations promulgated under the Act, or the Commission may grant exemption from such rules as provided in Rules 20(a) and 100 thereof or take such other action as it may deem appropriate. Persons who request a hearing or advice as to whether a hearing is ordered will receive any notices and orders issued in this matter, including the date of the hearing (if ordered) and any postponements thereof.

     For the Commission, by the Division of Corporate Regulation, pursuant to delegated authority.

                                   Secretary